Exhibit 99.1

Alcon®

For immediate release

Alcon’s Second Quarter Earnings
Rise 67.9 Percent on 12.3 Percent Sales Growth

HUNENBERG, Switzerland – July 28, 2004 – Alcon, Inc. (NYSE: ACL) reported global sales of $1,039.2 million for the second quarter of 2004, an increase of 12.3 percent over global sales in the second quarter of 2003, or 9.9 percent excluding the impact of foreign exchange fluctuations. Net earnings for the second quarter of 2004 increased 67.9 percent to $299.2 million, or $0.96 per share on a diluted basis, compared to $178.2 million, or $0.57 per share, for the second quarter of 2003.

        Reported earnings per diluted share in the second quarter of 2004 included an $0.18 per share favorable impact related to the filing of amended federal income tax returns to claim research and experimentation tax credits for prior years and to the resolution of several significant tax audit issues. Excluding this tax benefit, earnings per diluted share for the second quarter of 2004 were $0.78.

        Tim Sear, Alcon’s Chairman, President and Chief Executive Officer commented, “This quarter represents a milestone for Alcon. It is the first quarter in Alcon’s history that we have exceeded $1 billion in sales. While this accomplishment is partly due to seasonality and currency factors, it also reflects the tremendous efforts of our entire team of employees at Alcon. Every region of the world and every major product line contributed to this performance. As previously announced, I will be turning over my roles as President and Chief Executive Officer to Cary Rayment this October. I have the utmost confidence that he will lead our company effectively and inspire our people to continued success in the years to come.”

Sales Highlights

Highlights of sales for the second quarter of 2004 are provided below. Unless otherwise noted, all comparisons are versus the second quarter of 2003.

  U.S. sales grew 7.6 percent to $549.9 million, accounting for 52.9 percent of total sales.
  International sales grew 18.1 percent to $489.3 million, accounting for 47.1 percent of total sales. International sales growth was aided by a favorable currency environment, although constant currency growth was still 12.7 percent.
  Pharmaceutical sales grew 12.3 percent and contributed 42.4 percent of total sales.
  Sales of glaucoma products increased 24.1 percent, led by a 57.1 percent rise in sales of Travatan® ophthalmic solution, which gained market share in the U.S. and other key countries.
  Sales of allergy products, including Patanol® ophthalmic solution, rose 0.3 percent due to a less severe allergy season this spring and the impact of changes in wholesaler inventories. In 2003, U.S. wholesaler inventories rose during the second quarter, positively influencing sales, while in 2004 they declined during the quarter, which had a negative influence.
  Sales of infection/inflammation products rose 8.9 percent as the growth in sales of Vigamox™ ophthalmic solution more than offset declines in Ciloxan® ophthalmic solution, which lost patent protection on June 9, 2004. Vigamox™ accounted for 63 percent of fluoroquinolone prescriptions in the U.S. in May, 2004. As a result of increasing physician preference for fourth generation fluoroquinolones for the treatment and prevention of eye infections, as well as declines in wholesaler inventories, sales of Tobradex® ophthalmic solution and ointment declined slightly.
  The addition of Ciprodex® otic solution resulted in increased market share for Alcon’s otic products, which led to a 24.5 percent increase in sales of otic products.
  Surgical sales rose 14.2 percent to $459.1 million, accounting for 44.2 percent of total sales.
  The AcrySof® Natural intraocular lens continued to gain physician acceptance, as sales of intraocular lenses increased 17.1 percent to $148.1 million. AcrySof® Natural accounted for 33 percent of intraocular lenses sold in the U.S. in June, 2004.
  Sales of cataract and vitrectomy products rose 15.1 percent, with shipments of the Infiniti™ vision system a key driver of growth in this sector.
  Refractive revenue declined 16.8 percent because of a decline in global equipment sales. However, increased demand for LASIK procedures and a significant shift toward higher-priced custom procedures caused U.S. technology fees to rise.
  Consumer eye care sales increased 6.3 percent, accounting for 13.4 percent of total sales.
  The continuing success of the Company’s new dry eye treatment, Systane® lubricant eye drops, helped grow sales of artificial tears products, which increased 13.8 percent.

Earnings Highlights

Highlights of earnings for the second quarter of 2004 are provided below. Unless otherwise noted, all comparisons are versus the second quarter of 2003.

  Gross profit margin increased 2.5 percentage points to 73.6 percent of sales, due to favorable currency factors, product mix, manufacturing efficiencies, higher production volumes and the transfer of contact lens care manufacturing from Madrid, Spain to Fort Worth, Texas.
  Selling, general and administrative expenses rose only 7.3 percent, as the company continued to exercise cost control and capitalize on its existing global infrastructure.
  Research and development expenses were flat because the second quarter of 2003 had relatively large expense levels for clinical trials, especially those associated with the company’s investigational new drugs, RETAANE® 15mg Depot and EXTRAVAN™ ophthalmic solution.
  The combination of the factors noted above led to a 33.3 percent increase in operating profit to $347.7 million.
  Net interest expense declined 73.1 percent to $1.8 million because of lower debt levels and higher investment balances.

Research and Development Update

Summarized below are updates on key research and development activities.

  The company filed a Pre-Marketing Application (PMA) for the AcrySof® ReSTOR® intraocular lens with the U.S. Food and Drug Administration (FDA).
  The company filed a PMA for DISCOVISC™ viscoelastic solution in June. DISCOVISC™ is being developed for use during eye surgery to protect tissue and maintain ocular integrity.
  Also in June, the FDA accepted the company’s 505(b)2 filing for brimonodine tartrate 0.15% with Polyquad® preservative as a treatment for glaucoma.
  Alcon released for market introduction Systane® lubricant eye drops unit dose, an over-the-counter, preservative-free treatment for dry eye.
  Alcon received an approvable letter from the FDA for its once-a-day version of its eye allergy drug, Patanol® ophthalmic solution. The company is in discussions with the FDA to determine the steps necessary to gain final approval and labeling.
  The ongoing Phase III clinical trial for RETAANE® 15mg Depot is on track for its 12 month readout of data in September. Patient retention has been consistent with statistical expectations. The company plans to report the data in October at the American Academy of Ophthalmology’s annual meeting and expects to file a New Drug Application for the drug in the fourth quarter of 2004.
  Over 450 patients have been enrolled in the two risk reduction clinical trials on RETAANE®. The company expects to enroll the full complement of 2,500 patients for the trials in the next 12 to 15 months. Once fully enrolled, these studies are expected to last four years.

Financial Guidance

Financial guidance for the full year 2004 is provided below.

  Sales are expected to be between $3,800 million and $3,850 million.
  Diluted earnings per share are expected to be between $2.43 and $2.46. This range excludes the impact of the tax benefit realized in the second quarter of 2004. Diluted earnings per share including the impact of the tax benefits realized in the second quarter of 2004 are expected to be between $2.62 and $2.65.

Company Description

        Alcon, Inc. (NYSE: ACL) is the world’s leading eye care company. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon’s majority shareholder is Nestlé, S.A., the world’s largest food company. All trademarks noted in this release are the property of Alcon, Inc., with the exception of Ciprodex®, which is the property of Bayer, AG and licensed to Alcon.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Earnings (Unaudited)
(USD in millions, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
Sales	$ 1,039.2	$ 925.4	$ 2,002.8	$ 1,732.5
Cost of goods sold	274.2	267.1	564.0	520.4

Gross profit	765.0	658.3	1,438.8	1,212.1
Selling, general and administrative	312.3	291.1	603.1	555.3
Research and development	89.3	89.3	180.2	167.5
Amortization of intangibles	15.7	17.0	31.2	34.0

Operating income	347.7	260.9	624.3	455.3
Other income (expense):
Gain (loss) from foreign currency, net	(4.8)	1.7	(3.2)	1.6
Interest income	4.5	4.6	10.2	9.1
Interest expense	(6.3)	(11.3)	(13.3)	(23.0)
Other	--	0.1	--	0.1

Earnings before income taxes	341.1	256.0	618.0	443.1
Income taxes	41.9	77.8	127.8	134.7

Net earnings	$ 299.2	$ 178.2	$ 490.2	$ 308.4

Basic earnings per common share	$ 0.98	$ 0.58	$ 1.60	$ 1.00

Diluted earnings per common share	$ 0.96	$ 0.57	$ 1.58	$ 1.00

Basic weighted average common shares	305,357,938	307,934,550	306,107,207	307,921,008
Diluted weighted average common shares	310,678,556	310,353,567	310,902,151	309,867,981

ALCON, INC. AND SUBSIDIARIES
Global Sales
(USD in millions)

	Three months ended June 30,
	2004	2003	Change	Foreign Currency Change	Change in Constant Currency
GEOGRAPHIC SALES
United States:
Pharmaceutical	$ 284.0	$ 263.5	7.8%	--%	7.8%
Surgical	196.8	178.7	10.1	--	10.1
Consumer eye care	69.1	69.0	0.1	--	0.1

Total United States Sales	549.9	511.2	7.6	--	7.6

International:
Pharmaceutical	156.5	128.7	21.6	4.7	16.9
Surgical	262.3	223.2	17.5	6.0	11.5
Consumer eye care	70.5	62.3	13.2	4.5	8.7

Total International Sales	489.3	414.2	18.1	5.4	12.7

Total Global Sales	$ 1,039.2	$ 925.4	12.3	2.4	9.9

PRODUCT SALES
Infection/inflammation products	$ 152.6	$ 140.1	8.9%
Glaucoma products	131.9	106.3	24.1
Allergy products	119.7	119.4	0.3
Otic products	50.3	40.4	24.5
Other pharmaceuticals/rebates	(14.0)	(14.0)	N/M

Total Pharmaceutical	440.5	392.2	12.3	1.5%	10.8%

Intraocular lenses	148.1	126.5	17.1
Cataract/vitreoretinal products	295.1	256.3	15.1
Refractive products	15.9	19.1	(16.8)

Total Surgical	459.1	401.9	14.2	3.3	10.9

Contact lens disinfectants	75.1	72.4	3.7
Artificial tears	33.9	29.8	13.8
Other	30.6	29.1	5.2

Total Consumer Eye Care	139.6	131.3	6.3	2.1	4.2

Total Global Sales	$ 1,039.2	$ 925.4	12.3	2.4	9.9

N/M - Not Meaningful
(a)	Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company’s operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices.

ALCON, INC. AND SUBSIDIARIES
Global Sales
(USD in millions)

	Six months ended June 30,
	2004	2003	Change	Foreign Currency Change	Change in Constant Currency
GEOGRAPHIC SALES
United States:
Pharmaceutical	$ 519.6	$ 456.4	13.8%	--%	13.8%
Surgical	377.4	345.4	9.3	--	9.3
Consumer eye care	137.6	135.9	1.3	--	1.3

Total United States Sales	1,034.6	937.7	10.3	--	10.3

International:
Pharmaceutical	300.0	238.4	25.8	8.6	17.2
Surgical	525.6	433.4	21.3	10.0	11.3
Consumer eye care	142.6	123.0	15.9	8.3	7.6

Total International Sales	968.2	794.8	21.8	9.3	12.5

Total Global Sales	$ 2,002.8	$ 1,732.5	15.6	4.3	11.3

PRODUCT SALES
Infection/inflammation products	$ 302.1	$ 266.2	13.5%
Glaucoma products	259.7	207.9	24.9
Allergy products	198.0	176.0	12.5
Otic products	84.7	62.3	36.0
Other pharmaceuticals/rebates	(24.9)	(17.6)	N/M

Total Pharmaceutical	819.6	694.8	18.0	3.0%	15.0%

Intraocular lenses	290.1	244.1	18.8
Cataract/vitreoretinal products	581.2	497.1	16.9
Refractive products	31.7	37.6	(15.7)

Total Surgical	903.0	778.8	15.9	5.5	10.4

Contact lens disinfectants	150.4	142.5	5.5
Artificial tears	68.4	58.2	17.5
Other	61.4	58.2	5.5

Total Consumer Eye Care	280.2	258.9	8.2	3.9	4.3

Total Global Sales	$ 2,002.8	$ 1,732.5	15.6	4.3	11.3

N/M - Not Meaningful
(a)	Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company’s operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets (Unaudited)
(USD in millions)

	June 30, 2004	December 31, 2003
Assets
Current assets:
Cash and cash equivalents	$ 844.2	$ 1,086.0
Investments	146.5	100.5
Trade receivables, net	801.0	622.8
Inventories	413.7	446.5
Deferred income tax assets	157.4	157.4
Other current assets	66.6	57.0

Total current assets	2,429.4	2,470.2
Property, plant and equipment, net	788.9	788.8
Intangible assets, net	300.1	331.5
Goodwill	550.6	552.1
Long term deferred income tax assets	144.7	118.8
Other assets	42.1	39.2

Total assets	$ 4,255.8	$ 4,300.6

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$ 129.3	$ 146.1
Short term borrowings	1,092.4	1,326.8
Current maturities of long term debt	4.6	8.5
Other current liabilities	843.7	751.6

Total current liabilities	2,070.0	2,233.0

Long term debt, net of current maturities	68.9	75.0
Long term deferred income tax liabilities	99.6	108.4
Other long term liabilities	303.9	292.7
Contingencies
Shareholders' equity:
Common shares	42.6	42.5
Additional paid-in capital	529.6	512.0
Accumulated other comprehensive income	90.0	135.8
Deferred compensation	(5.0)	(7.5)
Retained earnings	1,272.0	951.2
Treasury shares, at cost	(215.8)	(42.5)

Total shareholders' equity	1,713.4	1,591.5

Total liabilities and shareholders' equity	$ 4,255.8	$ 4,300.6

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Disclosures

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
Diluted earnings per common share as reported	$0.96	$0.57	$1.58	$1.00
Less:
Tax benefits related to resolution of significant
tax audit issues and amended returns (1)	0.18	--	0.19	--

Diluted earnings per common share, excluding tax
benefits above (2)	$0.78	$0.57	$1.39	$1.00

	2004 Financial Guidance
	Lower Estimate	Higher Estimate
Expected diluted earnings per common share on same	$2.62	$2.65
basis as reported
Less:
Tax benefits related to resolution of significant tax
audit issues and amended returns (1)	0.19	0.19

Expected diluted earnings per common share, excluding
tax benefits above (2)	$2.43	$2.46

(1) GAAP requires interim and annual earnings per common share computations to stand on their own and use the weighted average number of common shares outstanding during the applicable period. As a result, the impact on earnings per share of the tax benefits noted above are different for the quarter vs. six months ended June 30, 2004 and the 2004 financial guidance.

(2) Diluted earning per common share excluding tax benefits and expected diluted earnings per common share excluding tax benefits are non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Alcon presents these non-GAAP measures to improve the comparability and consistency of financial results of Alcon’s core business activities and to enhance the overall understanding of Alcon’s performance and future prospects.

Caution Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. Words such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “hope,” “intend,” “estimate,” “project,” “predict,” “potential” and similar expressions are intended to identify forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third party payers may affect our sales and profits; competition may lead to worse than expected financial condition and results of operations; currency exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may adversely impact our financial condition; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax laws or regulations in the jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations. You should read this press release with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:
Doug MacHatton (Alcon Investor Relations)
800-400-8599
Mary Dulle, APR (Alcon Strategic Communications)
817-551-8058
www.alconinc.com